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                                                               EXHIBIT (a)(5)(I)


                              Cause No. GN003407
                                        --------

MARILYN STAHL, On Behalf of Herself and     }     IN THE DISTRICT COURT OF
All Others Similarly Situated,              }
                                            }
                               Plaintiff,   }
                                            }
     vs.                                    }     TRAVIS COUNTY, TEXAS
                                            }
PCORDER.COM, INC., TRILOGY                  }
SOFTWARE, INC., ROBERT W. STEARNS,          }
LINWOOD A. LACY, JR., PETER J. BARRIS,      }
ROSS A. COOLEY and JOSPEH A.                }
LIEMANDT,                                   }     250th JUDICIAL DISTRICT
                                            }
                               Defendants   }
--------------------------------------------

================================================================================

                         PLAINTIFF'S ORIGINAL PETITION

================================================================================

        Pursuant to Rule 190.1 of the Texas Rules of Civil Procedure, plaintiff would show that discovery is intended to be conducted under Level 3 of this Rule due to the complexity of this case.

                                 INTRODUCTION

        1. This is a class action on behalf of the public stockholders of pcOrder.com, Inc. ("pcOrder" or the "Company") against pcOrder, its Board of Directors and Trilogy Software, Inc. ("Trilogy"), arising out of Trilogy's September 27, 2000 offer to purchase the outstanding shares of pcOrder for $6.375 per share, via a tender offer (the "Tender Offer").

        2. Trilogy Software owns virtually all of pcOrder's outstanding Class B shares, which shares represent 62% of pcOrder's total outstanding common equity. Trilogy, through its CEO, defendant Joseph A. Liemandt, is also a director of pcOrder, and with the assistance of the other Individual Defendants seeks to obtain control of pcOrder in violation of the Individual Defendants' fiduciary obligations by, among other things, concealing pcOrder's third quarter results until after the merger was announced. By concealing this information until the merger was announced, the Individual Defendants intended to cap the price of pcOrder stock, thus limiting the price that Trilogy would have to pay pcOrder shareholders for their shares. The Individual Defendants have also agreed



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to several unlawl provisions designed to further ensure that Trilogy is successful in its efforts to squeeze plaintiff and the Class out of their holdings of pcOrder. Given pcOrder's $78 million in cash, Trilogy's offer to acquire the remaining outstanding shares of pcOrder for $40 million actually represents an offer to purchase the 37.5% equity investment in pcOrder which Trilogy does not already own for a mere $11 million. By acquiring the remaining 37.5% of pcOrder shares, Trilogy will net approximately $29 million in cash from the merger. Thus by paying $40 million, or $6.375 per share for pcOrder's 6.5 million outstanding class A shares, Trilogy will obtain pcOrder's current cash position of $78 million for Trilogy's own uses.

        3. Each of the defendants has directly violated and/or aided and abetted the other defendants' violations of the fiduciary duties owed to the public shareholders of pcOrder. Absent judicial intervention, the merger will be consummated which will result in irreparable harm to the plaintiff and the Class. This action does not seek damages from defendants. Plaintiff and the Class seek solely equitable and injunctive relief.

                            JURISDICTION AND VENUE

        4. This Court has jurisdiction over each of the defendants because they conduct business in, reside in and/or are citizens of Texas. Certain of the defendants are residents and citizens of Texas, including defendants Joseph A. Liemandt, Robert W. Stearns and Ross A. Cooley, and pcOrder and Trilogy, which have their principal places of business in the State of Texas. Moreover, many of the defendants reside in this county and the conduct at issue took place in this county. Venue is proper in this Court because defendants' wrongful acts arose in and emanated from this county.

                                    PARTIES

        5. Plaintiff Marilyn Stahl ("Stahl") at all times relevant hereto has been a stockholder of pcOrder. Plaintiff is a resident of Travis County, Texas.

        6. Defendant pcOrder is a Delaware corporation with is principal executive offices located at 5001 Plaza on the Lake, Austin, Texas 78746. pcOrder's common shares are publicly traded on the NASDAQ. pcOrder has over 6.5 million shares outstanding held by hundreds if not




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thousands of shareholders. pcOrder may be served with process through its
President, Christina Jones, at 5001 Plaza on the Lake, Austin, Texas 78746.

        7. Defendant Robert W. Stearns is a director of the Company. Stearns is also a Managing Director of Sternhill Partners, and may be served with process at 777 Post Oak Blvd., #250, Houston, Texas 77056.

        8. Defendant Linwood A. Lacy, Jr. is a director of the Company. Lacy is also the Chairman of the Board of Directors of Shopping4Sure.com and may be served with process at 6 Cambridge Drive, Trumbull, Connecticut 06611.

        9. Defendant Peter J. Barris is a director of the Company. Barris is also the Managing General Partner of New Enterprise Associates and may be served with process at 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

        10. Defendant Ross A. Cooley is Chairman, Chief Executive Officer and a director of the Company. Cooley may be served with process at the Company, 5001 Plaza on the Lake, Austin, Texas, 78746.

        11. Defendant Joseph A. Liemandt is the Chairman of the Board, CEO and the Founder of Trilogy. Liemandt is also a director of pcOrder. Liemandt may be served with process at Trilogy, 6034 W. Courtyard Drive, Austin, Texas 78730.

        12. The defendants named in paragraphs 7-11 are sometimes collectively referred to herein as the "Individual Defendants."

        13. Defendant Trilogy Software, Inc. is an Austin-based software company and controlling shareholder of pcOrder. Trilogy may be served with process through its CEO, Joseph A. Liemandt, 6034 W. Courtyard Drive, Austin, Texas 78730.

        14. By virtue of their positions as directors and/or officers of pcOrder, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause pcOrder to engage in the practices complained of herein.

                 FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

        15. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public



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stockholders of pcOrder and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

        16. Each of the Individual Defendants is required to act in good faith, in the best interests of a corporation's shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders' equity investment in a company), the applicable state law requires the directors to take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that;

                (a) adversely affects the value provided to the corporation's shareholders;

                (b) contractually prohibits them from complying with or carrying out their fiduciary duties;

                (c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

                (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders.

        17. As described herein, the Individual Defendants have breached their fiduciary duties. Defendants cannot fulfill their fiduciary obligations after implementing provisions that disable them from maximizing shareholder value. The Individual Defendants have breached their fiduciary obligation to act reasonably.

                           CLASS ACTION ALLEGATIONS

        18. Plaintiff brings this action pursuant to Rule 42 of the Texas Rules of Civil Procedure on her own behalf and as a class action on behalf of all holders of pcOrder common stock, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

        19.     This action is properly maintainable as a class action.


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        20.     The Class is so numerous that joinder of all members is
impracticable. There are over 6.5 million shares of pcOrder stock issued. The shares trade on the NASDAQ and thousands of pcOrder stockholders of record are located throughout the United States.

        21. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class members. The common questions include, inter alia, the following:

                (a) whether the defendants breached their fiduciary duties of care, loyalty and/or candor owed by them to plaintiff and the other members of the Class in connection with the proposed sale of pcOrder;

                (b) whether the defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the proposed sale of pcOrder;

                (c) whether the defendants have, in bad faith or for improper motives, erected and/or retained barriers to discourage other offers for the Company or its assets;

                (d) whether plaintiff and the other members of the Class would be irreparably harmed were the provisions and conduct detailed herein allowed to persist; and

                (e) whether the compensation to be paid to plaintiff and the Class is unfair and inadequate.

        22. The defendants have acted or refused to act on grounds generally applicable to the Class thereby making appropriate final injunctive relief with respect to the Class as a whole.

        23. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

        24. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

        25. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.


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                         BACKGROUND TO PROPOSED MERGER

     26. pcOrder offers partners a database of more than 100,000 products, including IT, consumer electronics and office products. The detailed product content includes technical specifications and product attributes, marketing text and product images. Value added services available through pcOrder's Content Source include expert reviews and product rebate information. Tailored to the IT industry, Content Source is designed to convert browsers into buyers by supplying comprehensive product information in one location at the point of sale. In essence, pcOrder's e-commerce platform allows major industry players to streamline their distribution channels and develop new business models. In 1999 alone, the Company's software and content was used by more than 19,000 product sales representatives from more than 4,400 reseller organizations. In February 1999, pcOrder went public selling 2.2 million shares to the public for total proceeds of $43 million. By December 1999, pcOrder's shares had reached new heights, trading above $50 per share. Defendants caused pcOrder to sell an additional 3 million shares, raising approximately $150 million in a secondary offering at $53.31 per share. In the months that followed, the defendants stopped their practice of issuing numerous positive statements to securities analysts and investors as had been pcOrder's practice since going public in 1999. Although, shareholders anxiously awaited the release of pcOrder's third quarter results, the defendants knew that if they were to disclose pcOrder's third quarter results prior to the announcement of the merger, Trilogy would be forced to pay a substantially higher price for pcOrder shares. In fact, defendants knew, unbeknownst to pcOrder shareholders, that pcOrder's third quarter (which ended September 30, 2000) had ended on an extremely positive note. pcOrder's gross margins jumped to 46.8% from 39.9%, DSOs improved dramatically dropping from 68 to 48, and deferred revenue increased 83.1% to $21.6 million. Operating margins had also improved as the Company cut sales and marketing expenses by 39%, research and development expenses by 9%, and G&A expenses by 8%, sequentially.

     27. At the time of the announcement of the merger, Trilogy owned virtually all of pcOrder's outstanding Class B stock, which represents 62% of pcOrder's total outstanding common stock. Trilogy, through its CEO, defendant Liemandt, was also a director of pcOrder, and with the assistance of the Individual Defendants sought to obtain control of pcOrder at an artificially depressed

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price and did so by, among other things, concealing pcOrder's third quarter results until after the merger was announced. By concealing this information until the merger was announced, the defendants would effectively be able to cap the price of pcOrder stock, thus limiting materially the price that would be paid to pcOrder shareholders for their shares. With Trilogy already owning 62.5% of pcOrder, including 62.5% of pcOrder's $78 million in cash, Trilogy's $40 million offer to acquire the remaining outstanding shares of pcOrder effectively represents an offer to purchase the balance of the Company's 37.5% equity interest for just $11 million.

                              THE PROPOSED MERGER

     28. On October 25, 2000, pcOrder announced its Q3 2000 results and the terms of the merger. The release stated:

          pcOrder.com Inc. today announced financial results for the quarter and nine months ended September 30, 2000. pcOrder announced under a separate press release that Trilogy Software, Inc. and pcOrder have entered into a definitive agreement under which Trilogy will commence a cash tender offer to acquire all of pcOrder's outstanding Class A Common Stock.

               pcOrder reported third quarter revenues of $13.4 million, representing 3 percent growth when compared to revenues for the same period last year and a 13 percent decline from the prior quarter. Software and subscriptions revenues totaled $6.9 million and content and services revenues totaled $6.5 million for the quarter. Approximately $1.4 million of the software and subscriptions revenues came from non-recurring license and subscription revenues, primarily related to contracts terminated during the quarter. In addition, approximately $1.2 million of the content and services revenues came from non-recurring consulting services rendered to its affiliate, Trilogy.

               pcOrder reported a net loss of $0.2 million or $0.01 per share for the third quarter compared with a net loss of $0.7 million or $0.05 per share for the same period in 1999. Excluding the non-recurring software and services revenues recorded during the quarter, the Company's net loss would have totaled approximately $2.8 million or $0.17 per share for the quarter. Fourth quarter revenues are expected to decline below $10 million.

               For the nine months ended September 30, 2000, revenues totaled $44.1 million versus $29.6 million for the same period last year. pcOrder also reported a net loss of $4.8 million or $0.29 per share for the nine months ended September 30, 2000. This compares with a net loss of $6.5 million or $0.43 per share for the same period in 1999.

     29. On the same day, pcOrder announced it had signed a merger agreement with Trilogy, stating:

          Trilogy Software, Inc. and pcOrder.com Inc. today jointly announced that they have signed a definitive merger agreement under which Trilogy will commence a cash

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     tender offer to acquire all of pcOrder's outstanding Class A common stock at a price of $6.375 per share. Any shares of pcOrder's Class A common stock not purchased in the tender offer will be acquired by Trilogy in a subsequent merger transaction at the same $6.375 per share cash price. Trilogy currently owns all of pcOrder's outstanding Class B common stock, which represents 62.5% of pcOrder's outstanding common stock.

          The Board of Directors of pcOrder approved the merger agreement and tender offer based upon the recommendation of pcOrder's Special Committee comprised of pcOrder's two independent directors. The Special Committee has received an opinion of their financial advisors, Dain Rauscher Wessels, that the consideration to be received by the stockholders of pcOrder (other than Trilogy or its affiliates) pursuant to the merger agreement is fair to such stockholders from a financial point of view.

          Trilogy has been advised by SG Cowen Securities Corporation with respect to the transaction.

          The tender offer will commence on or prior to November 6, 2000, and will be made only by an offer to purchase and other offering documents, copies of which will be filed with the Securities and Exchange Commission and mailed to pcOrder stockholders.

                                CAUSE OF ACTION

                      Breach of Fiduciary Duty of Loyalty
                      and Due Care Against All Defendants

     30.  Plaintiff repeats and realleges each allegation set forth herein.

     31. The Individual Defendants have thus far failed to announce active auction, open bidding or other procedures best calculated to maximize shareholder value. Instead of attempting to obtain the highest price reasonably available for pcOrder's shareholders, the defendants have taken actions in violation of applicable state law which will only serve their own interests and/or the interests of pcOrder's largest shareholder, while inhibiting the maximization of shareholder value.

     32.  The Individual Defendants were and are under a duty:

          (a) to fully inform themselves of the market value of pcOrder before taking, or agreeing to refrain from taking, action;

          (b)  to act in the interests of the equity owners;

          (c)  to maximize shareholder value;

          (d) to obtain the best financial and other terms when the Company's independent existence will be materially altered by a transaction; and

          (e) to act in accordance with their fundamental duties of due care and loyalty.

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     33.  By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme, or in breach of their fiduciary duties to plaintiff and the other members of the Class, are implementing and abiding by a process that will deprive plaintiff and other members of the Class of the true value of their investment in pcOrder.

     34. pcOrder shareholders will, if defendants' actions are allowed to stand, be deprived of the opportunity for substantial gains the plaintiff and Class members may realize if an active auction or open bidding process is allowed to occur.

     35. By reason of the foregoing acts, practices and course of conduct, the defendants failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other pcOrder public stockholders and were assisted in that failure by Trilogy which knowingly assisted defendants' wrongful acts.

     36. In light of the foregoing, plaintiff demands that the Individual Defendants, as their fiduciary obligations require, immediately rescind all agreements to pay defendants any "change of control" benefits or payments.

     37. As a result of these defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be prevented from obtaining a fair price for their shares.

     38. Defendants are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are continuing to breach their fiduciary duties to plaintiff and the members of the Class.

     39. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed. Unless the defendants' actions are enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and will engage in a process that inhibits the maximization of shareholder value.

     40. Plaintiff and the other members of the Class have no adequate remedy at law.

                                    PRAYER

     WHEREFORE, plaintiff demands judgment and preliminary and permanent injunctive relief, in plaintiff's favor and in favor of the Class and against defendants as follows:

     A.   Declaring that this action is properly maintainable as a class action;

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     B.   Declaring and decreeing that the Trilogy merger agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

     C. Enjoining defendants from proceeding with the Trilogy merger agreement and Tender Offer;

     D. Enjoining defendants from consummating the merger unless and until the Company discloses all material facts regarding the merger and implements procedures to obtain the highest possible price for the Company;

     E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

     F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     G. Granting such other and further equitable relief as this Court may deem just and proper.

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                                Respectfully submitted,



                                BASKIN, BENNETT & KOMKOV, L.L.P.
                                James D. Baskin III
                                Leon V. Komkov
                                919 Congress Avenue, Suite 1000
                                Austin, TX 78701
                                Telephone:  512/381-6300
                                Facsimile:  512/322-9280

                                By: /s/ James D. Baskin III, by permission
                                   ------------------------------------------
                                        James D. Baskin III
                                        State Bar No. 01872050

                                MILBERG WEISS BERSHAD
                                  HYNES & LERACH LLP
                                William S. Lerach
                                Darren J. Robbins
                                Randall H. Steinmeyer
                                600 West Broadway, Suite 1800
                                San Diego, CA 92101
                                Telephone: 619/231-1058
                                Facsimile: 619/231-7423

                                ATTORNEYS FOR PLAINTIFF



                                 VERIFICATION

STATE OF TEXAS          S
                        S
COUNTY OF TRAVIS        S

        BEFORE ME, the undersigned Notary Public, on this day personally appeared Marilyn Stahl, who being duly sworn on oath deposed and said that she is the plaintiff in the above-styled and numbered cause; that she has read the foregoing Original Petition, and that each statement of fact therein is true and correct based upon a review of the public filings of Defendants.

                                /s/ Marilyn Stahl
                                -------------------------------------------
                                Marilyn Stahl

        SUBSCRIBED AND SWORN TO BEFORE ME on the 28th day of November, 2000, to certify which, witness my hand and official seal.

[NOTARY SEAL OF                         /s/ L.M. Ondrechen
 L.M. ONDRECHEN]                        ----------------------------------
                                        Notary Public in and for Texas

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